Emeco Holdings Limited

25 January 2007

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07020962

SEC MAIL PROCESSING
RECEIVED
FEB 2007
WASH, D.C.

SUPPL

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011
Receipt copy letters of notification

On behalf of Mike Kirkpatrick, the Company Secretary of Emeco Holdings Limited, I advise that we have not received confirmation of receipt of our submissions to your office dated 11 December 2006 and 20 December 2006. Could you please forward confirmation of same at your earliest convenience. Please find enclosed copies of the submission letters and a postage paid, self addressed envelope.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: denise.mcmorrow@emecoequipment.com if you have any questions.

Thank you for your assistance in this matter.

Regards

PROCESSED
FEB 1 2 2007
THOMSON FINANCIAL

Denise McMorrow
Personal Assistant to Company Secretary

Enclosures (3)

COPY

Emeco Holdings Limited

11 December 2006

Exemption File No. 82-35011

SEC MAIL PROCESSING RECEIVED FEB - 6 2007 WASH. D.C. 186 SECTION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Capital Group Companies, Inc. – Notice of Change in Interests of Substantial Shareholder under Section 671B dated 07 December 2006, released to the Australian Stock Exchange Limited on 11 December 2006.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

Enclosures (2)

END